WeShop Holdings Limited
Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

[                     ], 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Aamira Chaudhry

Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited Draft Registration Statement on Form F-1 Submitted December 23, 2024 CIK No. 0002048271

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on December 23, 2024 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated January 17, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 1, marked to show changes to the Draft Registration Statement as originally confidentially submitted.

Amendment No. 1 on Form F-1

Cover Page

1.	Please revise your prospectus cover page and elsewhere throughout your registration statement as appropriate to identify each shareholder with which the company has coordinated to sell the holders’ shares. Additionally, disclose whether all or a portion (identifying the portion, if applicable) of shares held by the Registered Shareholders may be freely sold upon effectiveness of the registration statement, as well as the number of shares that may be freely sold in reliance on an exemption from registration such as Rule 144.

Company Response: In response to the Staff’s comment, we have included a placeholder to reflect the current shareholders authorized to sell shares pursuant to the registration statement under the header “Registered Shareholders”. We have not coordinated with any Registered Shareholders to sell the ordinary shares. Under “Shares Eligible for Future Sale”, we have disclosed how many shares can be sold in the year following the effective date by the Registered Shareholders.

2.	Please revise your disclosure here and in your “Plan of Distribution” section to clarify whether the company will be involved in the price-setting and plan of distribution. We note your statements that “[t]he Registered Shareholders will not be involved in Nasdaq’s price-setting mechanism...”

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to clarify that neither the Company nor the Registered Shareholders will be involved in Nasdaq’s price-setting mechanism.

Overview, page 1

3.	Revise your disclosure here and in your Business section to discuss the challenges, including competition and competitors, you face with an eye towards balancing your discussion of your competitive strengths, value proposition and discussion of both anticipated revenue and user growth.

Company Response: In response to the Staff’s comment, we have revised the Prospectus Summary and Business sections of Amendment No. 1 by adding a paragraph discussing our competition and competitors in addition to our strengths and value proposition.

Prospectus Summary, page 1

4.	Please revise your disclosure here and elsewhere throughout your prospectus, as appropriate, with an eye towards minimizing marketing and/or promotional language and to provide disclosure focused on your business, including your operations, sources, and revenue, this offering, and the specific industry in which you operate. Additionally, throughout your prospectus, provide appropriate context for the source of third-party statements, such as data or other narrative statements attributed to the Edelman Trust Barometer and Boston Consulting Group, for example, by including a reference to a specific report or other publication and the associated date.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 throughout to minimize such language and include additional context for third-party sources.

Implications of Being an Emerging Growth and a Smaller Reporting Company, page 6

5.	A foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules designated for domestic issuers. You filed on Form F-1. Please revise to remove reference to yourself as a smaller reporting company throughout the filing. Refer to Instruction 2 to the definition of smaller reporting company at Item 10(f) of Regulation S-K.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to eliminate disclosure relevant to smaller reporting companies.

Summary Consolidated Financial Data, page 7

6.	Please revise the formatting of the table as it currently shows no net revenues.

Company Response: In response to the Staff’s comment, we have revised the referenced table in Amendment No. 1.

Risk Factors

The direct listing process differs from an initial public offering..., page 15

7.	Please revise your risk factor here and your disclosure elsewhere as appropriate to briefly discuss Regulation M and associated risks in connection with the pricing of the offering through the completion of the distribution of the ordinary shares being offered here. We note your statement on the cover page and the Plan of Distribution section regarding the Advisor exercising any consultation rights only to the extent it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M.

Company Response: In response to the Staff’s comment, we updated our Risk Factors section to discuss the potential implications of the application of Regulation M.

You may be diluted by future issuances of preferred stock or additional ordinary shares..., page 18

8.	Revise this risk factor to address potential dilution by additional issuances of shares pursuant to your Shareback program.

Company Response: In response to the Staff’s comment, we respectfully note that the shares issued pursuant to the Shareback program will be reflected in the capitalization table as “issued” under the “As Adjusted” column. We do not expect to issue additional shares for our Shareback program for the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 26

9.	Revise your disclosure here and elsewhere as appropriate to briefly expand your discussion of your “invitation-based Pilot” that generated sales to your retail partners of over £100 million and concluded in November 2024, including whether social media influencers or other parties were incentivized and, if so, how or who and how were users otherwise invited or incentivized to use your platform.

Company Response: In response to the Staff’s comment, we have revised the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Business sections to include language relating to the Pilot program and how influencers and other parties were incentivized.

10.	Expand your discussion here and elsewhere as appropriate, for example in your Prospectus Summary and Business sections, to account for and make consistent and clear the role and position of affiliate networks in your business activities and revenue generation. We note that elsewhere throughout your disclosure you discuss your revenue streams as (i) affiliate revenue or (ii) advertising, implying that revenues are not directly tied to retailers. Additionally, you disclose elsewhere that retailers enroll in WeShop services through affiliate networks. We note your disclosure under “How We Generate Revenue” on page 26.

Company Response: In response to the Staff’s comment, we have revised the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Business sections of Amendment No. 1 to explain our commercial relationships with the affiliate networks.

Continuing Impacts of Macroeconomic Conditions, page 28

11.	Here you state that “continuing impact from recent macroeconomic conditions has created significant volatility, uncertainty, and economic disruption,” to both broader economies as well as continuing to impact your results of operations and overall financial performance. Please revise to identify and describe the macroeconomic conditions you reference. Please also revise your Risk Factors section to provide a risk factor discussing this topic and the risks and potential adverse affects to your results of operations, financial condition etc.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to include specific macroeconomic conditions that will affect the Company’s business and added a related risk factor.

Key Factors Affecting our Performance Monetization, page 28

12.	Please revise to briefly expand your discussion of what constitutes a “social interaction.” We note that you state that you achieved 150,000 social interactions during your Pilot program and that this appears to be foundational to monetization and revenue generation.

Company Response: In response to the Staff’s comment, we have added a definition of “social interaction” in our Glossary of Key Terms.

Business, page 36

13.	Please revise this section, and elsewhere throughout your prospectus, to limit the use of repetitive disclosure focused on the promotional narrative of your business as well as business jargon, testimonials, marketing and/or promotional language.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 accordingly.

14.	We note that your Glossary of Terms includes terms associated with the measurement of business performance, growth and profitability, including for example “conversion rate” and “Click-Through-Rate (CTR).” Additionally, your business appears to be dependent on attracting and retaining users, and you state on page 27 that you assess both year over year and quarter over quarter growth of new users and user activity. Please revise your disclosure to incorporate these terms and disclose associated figures (e.g., percentage or number of users) into your discussion in the appropriate sections so that investors can better understand your business. We note your disclosure on page 42, including the bullet points laying out certain results achieved during your Pilot program.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to remove unnecessary definitions and added charts showing growth of new users and user activities since inception.

Overview

Choice - Shopping from Top Retailers, page 44

15.	We note that you disclose here and throughout your prospectus that you “partner” with over 500 UK retailers. Expand your discussion to describe clearly and concisely the nature of your partnerships with these retailers, as your disclosure elsewhere describes your relationships with retailers as mediated by, or originating with, affiliate networks, not as independent relationships with you. Clarify whether you enter into contracts with retailers and summarize the material terms of any standard contracts. You also state that for the year ended December 31, 2023, there were a total of two customers who accounted for approximately 80% of revenues. Clarify whether you have any agreements with those customers, and if so, describe the material terms of those agreements and file them as exhibits to the registration statement.

Company Response: In response to the Staff’s comment, we have revised the Prospectus Summary and Overview sections of Amendment No. 1 to clarify we do not enter into agreements directly with retailers and describe the material terms of the affiliate network agreements.

How to Earn WePoints, page 57

16.	Please revise your disclosure here and elsewhere throughout your prospectus to provide more detail regarding your Shareback program. For example, we note your disclosure discussing how each retailer has a different Shareback rate. Please revise to provide additional detail regarding how this rate is determined, such as whether this is determined by user behavior, retailer or affiliate network incentive, or some other method internal to you, as well as how this rate may be tied to how you market and promote certain retailers and/or products. Further, please explain in greater detail and by way of specific example, as appropriate, the process by which WePoints are converted to WeShares. Clarify how you determine how many shares users will receive and the timeline for the process. We note your disclosure regarding a $1,000 spend/month conversion to $10 worth of WePoints, for example. However, it is unclear how the number of shares are determined when this is then “converted to shares in WeShop” and whether this will be tied to your trading price upon direct listing or some other method.

Company Response: In response to the Staff’s comment, we have revised the definition of Shareback rate in Amendment No. 1 to explain how it is calculated. We respectfully note that we do not market or promote certain retailers or products based on their Shareback rate. Finally, we have revised the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Business sections of Amendment No. 1 to reflect that the Trust is responsible for converting WePoints into shares in WeShop.

Community Success Story: Salford City FC, page 63

17.	We note that this subsection provides a description of a variation on your revenue generating activities and users, (i.e., partnering with a non-retailer third party to drive sales with the third party receiving a referral bonus of 2.5% of the spend in the form of WePoints). Please briefly revise and expand your disclosure throughout your prospectus to account for user relationships that extend beyond individual users.

Company Response: In response to the Staff’s comment, we respectfully note that this partnership did not vary the Company’s revenue generating activities— it was solely a variation of the Shareback program. Salford City FC was otherwise a normal user with the ability to transact and refer users to the platform in exchange for WePoints, similar to the social media influencers. Salford City FC was the only organization that received a variation on the Shareback program.

Creator Success Story: Lauren Elizabeth, page 66

18.	Please revise to provide graphics that are easily legible, including here. Further, provide a brief, narrative disclosure adding appropriate context as to what each graphic represents in relation to your platform, business generally or otherwise.

Company Response: In response to the Staff’s comment, we have removed these graphics in Amendment No. 1.

Why Investors Come to WeShop, page 68

19.	We note your disclosure that “the cost of user acquisition is effectively borne by the founders via the Trust where approximately 45% of the Company will have been placed. There is no cash cost to WeShop to reward the community for their various transactional behaviors.” Revise to clarify that holders of your shares will still face dilution when shares are issued pursuant to the Shareback program and that you account for the issuances in your cost of sales.

Company Response: In response to the Staff’s comment, we believe the registration statement already addresses the dilution in its capitalization table because the capitalization table will reflect the ordinary shares held by the WeShop Community Trust as outstanding and therefore there will not be further dilution due to our Shareback program. We have revised to clarify that the dilution will be borne by our current shareholders. We believe the Registration Statement already addresses the dilution to purchasers in this offering.

Executive and Director Compensation, page 79

20.	We note that your exhibit index includes a placeholder for Exhibit 10.1 the 2025 Equity Incentive Plan. Please revise your disclosure where appropriate to discuss this compensatory plan. In addition, revise to disclose the information required by Item 6.B. of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised our disclosure in Amendment No. 1 to include a description of the anticipated 2025 Equity Incentive Plan and information required by Item 6.B. of Form 20-F.

Related Party Transactions, page 81

21.	Please revise to name the specific related parties, whether individuals or entities, and describe their relationship with you. Further, revise to disclose and describe the related party transaction with an entity engaged in marketing services described on page 30. We note your disclosure regarding transactions with a strategic consulting company in August 2023. If true, please make clear here and elsewhere throughout your disclosure that this involves the same named parties and services. Additionally, we note that your disclosure in the Glossary of Terms that a “Founder” means a “[c]ollective group of people who intend to gift shares of WeShop into a special purpose trust for the purpose of transferring them to users in the WeShop community.” Revise accordingly to account for and describe this transaction, including share amounts and individuals and/or entities involved.

Company Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to name the specific related party and describe that it is controlled by one of our executive officers. We have also described the related party transaction with an entity engaged in marketing services. We respectfully note that the share amounts and entities involved in transferring shares to the WeShop Community Trust has not yet been determined. We will update the Staff once that information is finalized.

Principal Shareholders, page 82

22.	For each entity listed in the tabular disclosure here, identify the natural person(s) with voting and/or dispositive control over the shares held. To the extent any such natural persons have had a position, office, or other material relationship with the registrant or any of its predecessors or affiliates within the past three years, disclose the nature of such relationship. Additionally, provide the address of the beneficial owners in accordance with Item 7.A. of Form 20-F.

Company Response: In response to Staff’s comment, we have updated the beneficial ownership table in Amendment No. 1 accordingly.

23.	Please revise your table to remove the far right column titled “Percent of Shares Beneficially Owned Assuming Full Exercise of Underwriters’ Option to Purchase” as this is a direct listing that does not involve underwriters.

Company Response: In response to Staff’s comment, we have revised this table to remove the referenced column.

Plan of Distribution, page 96

24.	Please revise to disclose the time period for which this registration statement will remain effective (e.g., reasonable best efforts to keep the registration statement effective for sufficient time for identified shareholders to sell).

Company Response: In response to the Staff’s comment, we have revised the Plan of Distribution section of Amendment No. 1 to reflect that we expect the registration statement to remain effective for at least ninety (90) days and will use commercially reasonable efforts to give identified shareholders the ability to sell their shares in a registered transaction.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

25.	Weighted average shares for the year ended December 31, 2022 does not appear to retroactively reflect the reverse stock split. Please revise or explain how your current presentation is correct.

Company Response: In response to the Staff’s comment, we have revised the weighted average shares for the year ended December 31, 2022 to reflect the reverse stock split.

Notes to the Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

26.	We note that you are authorized to collect consideration from the buyer and remit net consideration to the seller to facilitate the processing of the confirmed purchase transaction. Please clarify for us if you actually do process and collect consideration from buyers on the platform and remit the consideration net of your commission earned to the seller. If so, please further clarify for us how accrued income arises if you are collecting the consideration.

Company Response: In response to the Staff’s comment, we respectfully advise that we do not collect consideration from the buyer and remit consideration to the seller. We receive consideration from our affiliates and have revised page F-9 to clarify this.

27.	Please disclose whether your customer is an affiliate or accounting owner.

Company Response: In response to the Staff’s comment, we respectfully advise that our customers are the affiliates. We have revised page F-9 to clarify this.

Note 4. Asset Acquisition, page F-14

28.	We note in the transaction with Boanerges you acquired brand name and relationships. However, you also state that substantially all of the fair value of the gross assets acquired was concentrated in the finite-lived developed technology. Please tell in further detail the nature of the developed technology acquired. Additionally, please tell us how the brand name and relationships were accounted for at acquisition and are how they are accounted for in the periods presented.

Company Response: In response to the Staff’s comment, we respectfully note that the developed technology that was acquired was the WeShop social commerce technology platform. The platform had been developed and was in beta testing. At the time, the Company was pre-revenue and did not have any material customer relationships. As such, there was no value ascribed to the customer-related intangible. Additionally, at the time of the acquisition, Company’s trade name has little to no name recognition. As such, there was no value ascribed to the brand name.

29.	Please revise to disclose the dates and amounts received and repaid. In this regard, we are unable to reconcile the current disclosure to the Consolidated Statements of Cash Flows.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to clarify the dates and amounts received by the related parties.

Note 10 - Share Based Compensation

Shareback Incentive Program, page F-17

30.	Please tell us and revise to disclose how you account for “WePoints” earned prior to them being converted into shares. In doing so, address how you account for “WePoints” awarded that have a value less than the fair value of a share. Additionally, please clarify in further detail how you account for the conversion of “WePoints” into “WeShop Shares” Please provide a numerical example as appropriate.

Company Response: In response to the Staff’s comment, we have revised this section to clarify that WePoints are the Contingent shares disclosed on page F-17. One WePoint is equal to one WeShop share. As required by ASC 718, the Company recognizes compensation cost from the issuance of the equity-classified Contingent Shares in the same period and in the same manner as if the entity had paid cash for the goods or services. In other words, compensation cost is recognized by the Company over the period in which the services were/are rendered. The Company concluded that the same accounting treatment as contemplated with an employee would also apply with a non-employee as is the case in this transaction.

31.	Please revise to clarify what is meant by your statement, “in the first instance.”

Company Response: In response to the Staff’s comment, we have removed this phrase in Amendment No. 1.

32.	Please revise to provide more detailed disclosure regarding when a Contingent Share is awarded. For example, refer to your disclosure regarding earning WePoints on page viii in your definition of WePoint.

Company Response: In response to the Staff’s comment, we have revised the Glossary of Key Terms section of Amendment No. 1 to clarify when Contingent Shares are awarded.

33.	In addition to the comments above, please refer to ASC 718-10-50 and revise to provide applicable required disclosure for the Shareback incentive program.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to include the applicable disclosure.

Share-Based Compensation Valuation Assumptions, page F-19

34.	Please disclose how you estimate the fair value of your ordinary shares and the fair value(s) used in your grants.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 1 to describe how we estimate the fair value of our ordinary shares and grants.

General

35.	Include a separate section to provide the disclosure required by Item 9.D. of Form 20-F with respect to the Registered Shareholders.

Company Response: In response to the Staff’s comment, we have included a separate section in Amendment No. 1 titled “Registered Shareholders” and respectfully note that we will provide additional disclosure required by Item 9.D of Form 20-F upon the determination of the Registered Shareholders.

36.	We note that you have applied to list your Ordinary Shares on the Nasdaq Capital Market. Please tell us the listing standard you intend to rely upon in listing your Ordinary Shares and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders (to include risks regarding continued compliance and any affects on your business). Lastly, please confirm that you have initiated discussions with Nasdaq regarding listing approval.

Company Response: In response to the Staff’s comment, we respectfully note that we intend to rely on Nasdaq Listing Rules 5505(a) and 5505(b)(1). We believe we meet each of the quantitative requirements other than the number of shareholders, which we expect to meet prior to our listing on Nasdaq as we will issue ordinary shares prior to the effectiveness of the registration statement that have already been earned by our users in the United Kingdom. We included a risk factor on the possibility of being delisted from Nasdaq. We have initiated discussions with Nasdaq regarding the listing contemplated prior to the first submission of the registration statement.

37.	Revise your disclosure throughout your registration statement as appropriate to discuss, if true, your status as a controlled company. We note your disclosure on page 6 under “Risks Associated with our Business and Owning Our Ordinary Shares” that there is a risk associated with “the substantial control our founders have and will continue to have over our business due to the concentration of voting power among them.” Additionally, we note your disclosure in the “Principal Shareholders” section on page 82. To the extent you are a controlled company, revise your disclosure throughout your prospectus to state the same, provide the basis in Nasdaq rules and a brief summary of this status and how it may impact non-controlling shareholders as well as whether you intend to take advantage of the exemptions from corporate governance requirements that are available to you as a controlled company. Lastly, please revise and expand your risk factor on page 20 beginning “Our management principal shareholders own a significant percentage of our stock...” accordingly.

Company Response: In response to Staff’s comment, the Company respectfully notes it is not a controlled company.

38.	Please provide us with your legal analysis as to whether the issuance of shares pursuant to your Shareback program as described in the prospectus constitutes a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act.

Company Response: In response to the Staff’s comment, we respectfully note that Section 2(a)(3) of the Securities Act provides that the term “sale” or “sell” includes every contract of sale or disposition of a security or interest in a security, for value. The actions of the Company’s users either by way of making purchases or referring other users may be viewed as value received by the Trust to fulfill the vision of our founding shareholders and therefore the transfers of ordinary shares in return may be viewed as a sale by the Trust.

39.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Company Response: In response to the Staff’s comment, the Company respectfully notes that neither the Company nor anyone authorized by it has presented any materials in reliance on Section 5(d) of the Securities Act. If the Company presents materials in reliance on Section 5(d) of the Securities Act, the Company will provide supplemental copies of all such written communications.

Remainder of page intentionally blank. Signature page follows.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck

Enclosure
cc: Christian O. Nagler, P.C.
Kirkland & Ellis LLP

John Garner
WeShop Holdings Limited